
September 12, 2012

Via E-mail
Mr. Shalom Hirschman
Chief Executive and Financial Officer
QuantRx Biomedical Corporation
P.O. Box 4690
Tualatin, OR 97062

> **Re: QuantRx Biomedical Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed April 17, 2012**
> **File No. 0-17119**

Dear Mr. Hirschman:

        We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 9A(T) - Controls and Procedures, page 20

1.   It does not appear that your management has performed its assessment of internal control over financial reporting as of December 31, 2011. Since you were required to file an annual report for the prior fiscal year, it appears you are required to report on your management's assessment of internal control over financial reporting. In this regard, please refer to Item 9A(T)(b) and Item 9A of Form 10-K and Item 308(a) of Regulation S-K.

If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing to provide the required management's report on internal control over financial reporting.

In performing your evaluation, you may find the following documents helpful:

- the Commission's release *Amendments to Rules Regarding Management's Report on Internal Control Over Financial Reporting* (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at:

  http://www.sec.gov/rules/final/2007/33-8809.pdf;

- the Commission's release *Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of* 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at:

  http://sec.gov/rules/interp/2007/33-8810.pdf; and

- the "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at:

  http://www.sec.gov/info/smallbus/404guide.shtml.

Please note that the failure to perform management's assessment adversely affects the company's and its shareholders ability to avail themselves of rules and forms that are predicated on the current or timely filing of Exchange Act reports. For further information regarding these impacts, please see Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Financial Statements, page F-1

Report of Independent Registered Public Accounting Firm, page F-2

2.   Please tell us why your auditors, MartinelliMick PLLC, did not re-audit your December 31, 2010 financial statements in light of your response in your letter dated January 9, 2012 in which you stated "[s]ince the principals of MartinelliMick are the same principals as the Firm, it is anticipated that MartinelliMick will audit, and therefore issue its audit opinion with respect to the Company's financial statements for both the year ended December 31, 2011, as well as 2010."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Gary Newberry, Staff Accountant, at (202) 551-3761 or Lynn Dicker, Reviewing Accountant, at (202) 551-3616 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3643.

Sincerely,

/s/ Lynn Dicker for

Kevin L. Vaughn
Accounting Branch Chief